

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 28, 2010

<u>Via U.S. Mail and Fax [+81-3-5482-9680]</u>

Toshizo Tanaka
Executive Vice President and CFO
Canon, Inc.
30-2, Shimomaruko 3-chome
Ohta-ku, Tokyo 146-8501
Japan

> **Re: Canon, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 001-15122**

Dear Mr. Tanaka:

We have reviewed your filing and have the following comment. Where indicated, we think you should amend your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2009

Reports of Independent Registered Public Accounting Firm, pages 63 and 64

1.   We note that the audit reports appearing on pages 63 and 64 do not present the signature of the accounting firm. Please amend your filing to include audit reports presenting the conformed signature of your accounting firm. Please note that when you amend a filing the entire text of the amended item must be included in the amendment. Refer to Exchange Act Rule 12b-15.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding this comment. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Accounting Reviewer